UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2022

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

390 S. Liberty Street, Suite 100 Winston-Salem, NC	27101
(Address of principal executive offices)	(Zip Code)

(336) 477-2535

(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to HC Government Realty Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries, including HC Government Realty Holdings, L.P., a Delaware limited partnership, which we refer to as our Operating Partnership. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this semi-annual report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this semi-annual report or in the information incorporated by reference in this semi-annual report.

1

The forward-looking statements included in this semi-annual report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve, among other things, judgments with respect to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	changes in economic conditions generally and in the real estate and securities markets specifically, including, without limitation, inflationary pressures and rising interest rates,
●	the ability of our management team to source, originate, develop and acquire suitable investment opportunities,
●	our expectation that there will be opportunities to develop and acquire additional properties leased to the United States of America,
●	our expectations regarding demand by the federal government for leased space,
●

the United States General Services Administration (the “GSA”) (acting for the United States as tenant) renewing or extending one or more of the leases for one or more of our GSA Properties (as defined below), whether pursuant to early termination options or at lease-end, and if not renewed or extended that we will be successful in re-leasing the space,

●	the impact of changes in real estate needs and financial conditions of federal, state and local governments,
●	the continuing adverse impact of the novel coronavirus (COVID-19) on the United States, regional and global economies and our financial condition and results of operations,
●	acts of terrorism and other disasters that are beyond our control,
●

legislative or regulatory changes impacting our business or our assets, including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and Securities and Exchange Commission (“SEC”) guidance related to Regulation A or the Jumpstart Our Business Startups Act (the “JOBS Act”),

●	our ability to raise equity or debt capital,
●

our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “40 Act”), and other laws, or

●	changes to generally accepted account principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this semi-annual report on Form 1-SA. All forward-looking statements are made as of the date of this semi-annual report on Form 1-SA and the risk that actual results will differ materially from the expectations expressed in this semi-annual report on Form 1-SA will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this semi-annual report on Form 1-SA, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this semi-annual report on Form 1-SA, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this semi-annual report on Form 1-SA will be achieved.

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an internally-managed REIT focused on acquiring, developing, financing, owning and managing build-to-suit or renovate-to-suit, single-tenant properties leased primarily to the United States of America and administered by the GSA or directly by the federal government agencies or departments occupying such properties (referred to as “GSA Properties”). We invest primarily in GSA Properties with sizes ranging from 5,000 to 50,000 rentable square feet, and in their initial lease term after original construction or renovation-to-suit. We generally intend to develop and acquire GSA Properties that fulfill mission critical or citizen service functions. Leases associated with the GSA Properties in which we invest are full faith and credit obligations of the United States of America.

As of June 30, 2022, the Company owned 27 GSA Properties, comprised of 23 GSA Properties that we own in fee simple, one GSA Property that we own subject to a ground lease and three GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes, each of which is leased to the United States of America Government. Our portfolio of GSA Properties, or our portfolio, contains approximately 508,092 rentable square feet located in 18 states. As of June 30, 2022, our portfolio properties are 99% leased to the United States of America Government and occupied by 12 different federal government agencies. Based on leased square feet of each property, our portfolio has a weighted average remaining lease term of 8.5 years if none of the tenants’ early termination rights are exercised and 4.6 years if all of the tenants’ early termination rights are exercised.

Our Operating Partnership, through wholly-owned special purpose entities, or SPEs, holds substantially all of our assets and conducts substantially all of our business. As of June 30, 2022, we owned approximately 54.2% of the aggregate common limited partnership interests in our Operating Partnership, or common units. We also own all of the preferred limited partnership interests in our Operating Partnership. We were formed in 2016 as a Maryland corporation and we have elected to be taxed as a REIT for federal income tax purposes commencing with our fiscal year ended December 31, 2017.

Pending Department of Veterans Affairs Portfolio Acquisition

On June 14, 2022 (the “Effective Date”), we, through our Operating Partnership, entered into a Real Estate Purchase Agreement (the “Purchase Agreement”) with the sellers listed on Exhibit “A” thereto (each, a “Seller,” and collectively, the “Sellers”), companies not affiliated with us or our Operating Partnership, to purchase eight properties (each, a “VA Property,” and collectively, the “VA Properties”) leased to the United States of America Government for use by the Department of Veterans Affairs for an aggregate purchase price of approximately $97.7 million (the “Purchase Price”). The Purchase Price is subject to adjustment in the event of variances to the Sellers’ represented net operating income for the VA Properties or if a Seller executes a lease amendment involving the construction of new square footage at a VA Property. We anticipate closing on each of the VA Properties separately between the third quarter of 2022 and the third quarter of 2023. We can give no assurance that any or all of the closings on the VA Properties will occur within this timeframe, or at all. We expect to fund the Purchase Price through a combination, to be determined at closing, of cash on the balance sheet and borrowings under our credit facility. See Note 14, Subsequent Events, to Item 3. Financial Statements below.

Also on the Effective Date, we, through our Operating Partnership, entered into a Membership Interest Purchase and Sale Agreement (the “MIPA”) with Catalyst Encore LLC, a Delaware limited liability company, Catalyst Government Properties LLC, a Delaware limited liability company, Veterans Appreciation Fund LP, a Delaware limited partnership, and Encore VA Services LLC, a Delaware limited liability company, companies not affiliated with us or our Operating Partnership, to purchase 100% of the membership interests of VAF 2495 Gen Armistead Ave LLC, a Delaware limited liability company that holds legal title to an approximately 19,444 square foot single-story office building located in Norristown, Pennsylvania leased to the United States of America Government for use by the Department of Veterans Affairs (the “Norristown Property”), for a purchase price of approximately $6.5 million (the “MIPA Purchase Price”), subject to adjustment based on the post-closing recalculation of the net operating income for the Norristown Property. We anticipate closing the transaction during the fourth quarter of 2022. We can give no assurance that the closing will occur within this timeframe, or at all. We expect to fund the MIPA Purchase Price through a combination, to be determined at closing, of cash on the balance sheet and borrowings under our credit facility.

3

On August 17, 2022, we, through our Operating Partnership, amended the Purchase Agreement (“Amended Purchase Agreement”) and MIPA (“Amended MIPA”) to adjust the Purchase Price to $96.7 million and MIPA Purchase Price to $6.4 million. Further, the Amended Purchase Agreement and Amended MIPA were modified such that, at each closing, a portion of the applicable Seller’s net proceeds for the corresponding VA Property or the Norristown Property, as applicable, will be held in escrow subject to a post-closing reconciliation of certain property operating expenses based on twelve calendar months of actual expenses versus an established baseline as defined in Exhibit A of both the Amended Purchase Agreement and Amended MIPA.

Also, on August 17, 2022, we, through our Operating Partnership, entered into a Membership Interest Purchase and Sale Agreement (the “Sebring MIPA”) with Catalyst Encore LLC, a Delaware limited liability company, Catalyst Government Properties LLC, a Delaware limited liability company, and Encore VA Services LLC, a Delaware limited liability company, companies not affiliated with us or our Operating Partnership, to purchase 100% of the membership interests of VAF 2931 New Life Way, LLC, a Delaware limited liability company that holds legal title to approximately 4.2 acres of land located in Sebring, Florida that will be leased to the United States of America Government following the completion of the construction of a new building for use by the Department of Veterans Affairs (the “Sebring Property”), for a purchase price of approximately $1.2 million (the “Sebring MIPA Purchase Price”). We will be responsible for all sums billed or becoming due after the closing in connection with the future development of the Sebring Property. We anticipate closing the transaction during the fourth quarter of 2022. We can give no assurance that the closing will occur within this timeframe, or at all. We expect to fund the Sebring MIPA Purchase Price through a combination, to be determined at closing, of cash on the balance sheet and borrowings under our credit facility.

Our Predecessor

The term, “our predecessor”, refers to Holmwood Capital, LLC, a Delaware limited liability company and its three remaining, consolidated, single purpose, wholly owned subsidiaries. Each such remaining subsidiary holds the fee interest in a GSA Property, the rights to the profits from, the leases for, any distributed cash flow from, and all of the benefits and burdens of ownership, including for federal income tax purposes, of which were contributed to our Operating Partnership by our predecessor on May 26, 2017.

Estimated Fair Market Value of Equity (“FMV”) Per Share as of June 30, 2021

On December 31, 2021, our board of directors (the “Board”) unanimously approved and established an estimated FMV per share of the Company’s common stock of $9.22, based on the Company’s estimated FMV divided by the number of outstanding shares of the Company’s common stock on a fully diluted basis as of June 30, 2021, less a 10% discount for the lack of marketability of the Company’s common stock. For additional information, see the Company’s Current Report on Form 1-U filed with the SEC on January 5, 2022.

Operating Results

For the six months ended June 30, 2022

At June 30, 2022, our portfolio contained 27 GSA Properties consisting of 508,092 rentable square feet located in 18 states. Our properties are 99% leased to the United States of America Government and occupied by 12 different federal government agencies. On June 14, 2022, we executed a lease with the United States of America Government, administered by the GSA, for a 12,000 rentable square foot, build-to-suit, single-tenant building to be occupied by the Federal Bureau of Investigation. The lease will commence following completion of development of the new building, which is currently expected in early 2024, and will have a total lease term of 15 years.

During the six months ended June 30, 2022, we earned revenues of $8,043,767 and incurred property operating costs of $2,669,957. Our net operating income for the period was $5,373,810. For the six months ended June 30, 2022, the Company’s net loss was $3,726,366. Our net loss attributed to our common stockholders was $2,663,911 after allocating $2,239,580 of the Company’s net loss to the noncontrolling interest in our Operating Partnership and after deducting preferred stock dividends of $1,177,125.

4

For the six months ended June 30, 2021

At June 30, 2021, our portfolio contained 25 GSA Properties consisting of 463,672 rentable square feet located in 17 states. Our properties were 100% leased to the United States of America Government and occupied by 12 different federal government agencies. On June 14, 2021, we acquired a 16,000 rentable square foot, build-to-suit, single-tenant building 100% leased to the United States of America Government, administered by the GSA, and occupied by the National Park Service for approximately $3,446,000. The lease commenced on January 22, 2020 and has a total lease term of 15 years.

During the six months ended June 30, 2021, we earned revenues of $7,047,255 and incurred property operating costs of $2,161,554. Our net operating income for the period was $4,885,701. For the six months ended June 30, 2021, the Company’s net loss was $3,386,965. Our net loss attributed to our common stockholders was $2,479,436 after allocating $1,959,654 of the Company’s net loss to the noncontrolling interest in our Operating Partnership and after deducting preferred stock dividends of $1,052,125. See Item 2. Other Information – Revisions to Consolidated Financial Statements as of and for the six months ended June 30, 2021 below.

Calculating Net Operating Income

We believe that our net operating income, or NOI, a non-GAAP measure, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization and interest expense. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to the NOI of other REITs. We believe that NOI, as we calculate it, provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis, because NOI more meaningfully reflects the core operations of our properties as well as their performance by excluding items not related to property operating performance and by capturing trends in property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

5

The following table reflects a reconciliation of NOI to net loss as computed in accordance with GAAP for the six-month periods ended June 30, 2022 and 2021:

	For the six months ended
		(Revised)
	June 30, 2022	June 30, 2021

Revenues	$8,043,767	$7,047,255
Less:
Operating expenses	2,531,466	2,036,287
Property management fees	138,491	125,267
Total expenses	2,669,957	2,161,554

Net operating income	5,373,810	4,885,701
Less:
Corporate expenses	1,268,472	905,681
Depreciation and amortization	3,097,191	2,719,317
Interest expense	4,297,122	4,341,617
Equity-based compensation	437,391	306,051
Net loss	(3,726,366)	(3,386,965)
Less: Net loss attributable to noncontrolling interest	(2,239,580)	(1,959,654)
Net loss attributed to HC Government Realty Trust, Inc.	(1,486,786)	(1,427,311)
Less: Preferred stock dividends	(1,177,125)	(1,052,125)
Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(2,663,911)	$(2,479,436)

Liquidity and Capital Resources

Our business model is intended to drive growth through development and acquisitions. Our Credit Facility (as defined below) and Series C Offering (as defined below) provided us with liquidity through both debt and equity investments. These debt and equity resources enabled us to refinance our existing debt and provided us with additional capital to continue pursuing our investment strategy. Access to the capital markets is an important factor for our continued success. In November 2019, our common stock offering pursuant to Regulation A (the “Regulation A Offering”) expired and we did not file a post-qualification amendment to extend the Regulation A Offering. In August 2020, we raised $90,000,000 in gross proceeds from our Series C Offering, and we may raise additional capital in the future to acquire and develop GSA Properties or buy facilities that are leased to credit-worthy state or municipal tenants. However, we cannot make assurances that we will be able to raise additional capital on acceptable terms, or at all. As of June 30, 2022, we had approximately $3,337,688 available in cash and cash equivalents.

Liquidity Generally

Our need for liquidity will be primarily to fund (i) operating expenses and cash dividends and distributions; (ii) property acquisitions; (iii) capital expenditures and development projects; (iv) payment of principal of, and interest on, outstanding indebtedness; and (v) other investments, consistent with the investment guidelines and investment policies adopted by our Board.

Capital Resources

Our capital resources are substantially related to (i) the Credit Facility, and (ii) the Series C Offering.

On August 14, 2020, the Company completed the sale and issuance of 3,600,000 shares of the Company’s 7.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”) to qualified investors in a private offering pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder, for an aggregate purchase price of $90,000,000 (the “Series C Offering”). After deducting a placement agent fee of $2,835,000, net proceeds to the Company from the Series C Offering were $87,165,000. On August 14, 2020, the Company used $21,846,295 and $61,250,000 of the net proceeds from the Series C Offering to repay all outstanding mezzanine debt and amounts outstanding under the Credit Facility, respectively, as of such date.

6

In December 2021, the Company, through its Operating Partnership, amended and restated its senior revolving credit facility (as amended, the “Credit Facility”) with KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent. The Credit Facility has total availability of up to $100,000,000, subject to customary terms and availability conditions. The Credit Facility includes an accordion feature that will permit the Operating Partnership to further increase the commitments available to the Operating Partnership to up to $200,000,000, subject to customary terms and conditions. The Company intends to use the Credit Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

The Company and its subsidiaries that directly own properties included in the Credit Facility’s borrowing base are guarantors under the Credit Facility. The Credit Facility matures on December 3, 2025 with a one-time option to extend the maturity date until December 3, 2026, subject to certain conditions and the payment of an extension fee.

Borrowings under the Credit Facility are subject to an interest rate which equals, at the Company’s option, either (i) a base rate plus an applicable margin with a range of 70 to 140 basis points or (ii) LIBOR plus an applicable margin with a range of 170 to 240 basis points, with the applicable margin depending on the Company’s consolidated leverage ratio. In addition, the Company will pay an unused facility fee on the revolving commitments under the Credit Facility of 0.25% per annum.

The Credit Facility also contains certain customary financial covenants, as follows: (i) the maximum ratio of consolidated total indebtedness to total asset value (each as defined in the credit agreement) may not exceed 60.0%, (ii) the minimum ratio of adjusted consolidated EBITDA to consolidated fixed charges (each as defined in the credit agreement) may not be less than (A) 1.00 to 1.00 through the fiscal quarter ending September 30, 2022 and (B) 1.25 to 1.00 for each fiscal quarter ending on and after December 31, 2022, (iii) the minimum ratio of adjusted consolidated EBITDA to consolidated total indebtedness (each as defined in the credit agreement) may not be less than 12%, (iv) the minimum total liquidity (as defined in the credit agreement) may not be less than $15,000,000, and (v) the minimum consolidated tangible net worth (as defined in the credit agreement) may not be less than the sum of an amount equal to 85.0% of consolidated tangible net worth as of the closing date of the Credit Facility plus an amount equal to 85.0% of the aggregate net proceeds received from subsequent issuances of the Company’s stock after the closing date of the Credit Facility.

The Credit Facility also includes other customary covenants, including limits on the percentage of the Company’s total asset value that may be invested in unimproved land, unconsolidated joint ventures, redevelopment and development assets and loans, advances or extensions of credit, and requires that the Company obtain consent for mergers in which the Company is not the surviving entity. The Company’s dividends and distributions are not permitted to exceed 95% of funds from operations (as defined in the credit agreement) commencing with the fiscal quarter ending June 30, 2023.

These financial and restrictive covenants may limit the investments the Company may make and the Company’s ability to make dividends and distributions. As of June 30, 2022, the Company is in compliance with all financial and restrictive covenants under the Credit Facility. The occurrence of an event of default under the Credit Facility could result in the termination of the commitments thereunder and in all loans and other obligations becoming immediately due and payable.

As of June 30, 2022, we had borrowed approximately $33,000,000, with approximately $67,000,000 committed and undrawn, and approximately $47,000,000 of availability for borrowing under our Credit Facility.

As of June 30, 2022, we had mortage notes payable with a balance of $9,023,514. The mortage notes payable matures in August 2023. The Company intends to repay the mortage notes payable with borrowing under our Credit Facility.

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Trend Information

We are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, other than the effect of national economic conditions, such as inflationary pressures and rising interest rates, and the impact of the COVID-19 pandemic on real estate generally, that may reasonably be anticipated to have a material effect on our revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily to be indicative of future operating results or our financial condition.

Item 2. Other Information

Revisions to Consolidated Financial Statements as of and for the six months ended June 30, 2021

In December 2021, the Company’s management identified certain errors made with respect to the Company’s historical consolidated financial statements beginning with the period from May 26, 2017 (the date of the contribution transaction between Holmwood Capital, LLC and the Operating Partnership) to December 31, 2020. In our capacity as the general partner of the Operating Partnership, we incur various operating costs and general administrative expenses on behalf of and for the benefit of the Operating Partnership. The Agreement of Limited Partnership, as amended, of the Operating Partnership requires that the Operating Partnership reimburse the general partner for all of its operating costs and general administrative expenses. Prior to December 31, 2021, the reimbursement of our operating costs and general administrative expenses were not appropriately reflected as expenses of or reimbursements from the Operating Partnership. We evaluated the materiality of these errors based on an analysis of quantitative and qualitative factors and do not believe such errors had a material impact on an investor’s understanding of the Company’s historical consolidated financial condition or results of operations. The Company has revised its consolidated financial statements as of and for the six months ended June 30, 2021 to correct such errors. Accordingly, the net loss attributed to the Company available to common shareholders was overstated and the net loss attributable to noncontrolling interest in the Operating Partnership was understated. In addition, additional paid-in capital and accumulated deficit of the Company was understated and noncontrolling interest in the Operating Partnership was overstated. There was no impact on the consolidated net loss, total equity or cash flows of the Company. The effects of such revisions are as follows:

	(Previously Reported)		(Revised)
For the six months ended June 30, 2021	June 30, 2021	Adjustments	June 30, 2021
Consolidated Statement of Operations
Net loss	$(3,386,965)	$-	$(3,386,965)
Less: Net loss attributable to noncontrolling interest in operating partnership	(1,482,608)	(477,046)	(1,959,654)
Net loss attributed to HC Government Realty Trust, Inc.	(1,904,357)	477,046	(1,427,311)
Preferred stock dividends	(1,052,125)	-	(1,052,125)
Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(2,956,482)	$477,046	$(2,479,436)

Basic and diluted loss per share	$(1.89)	$0.31	$(1.59)

Basic and diluted weighted-average common shares outstanding	1,560,452	1,560,452	1,560,452

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Item 3. Financial Statements

HC Government Realty Trust, Inc.

Consolidated Balance Sheet

June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
ASSETS
Investment in real estate, net	$117,029,965	$118,416,451
Cash and cash equivalents	3,337,688	2,889,654
Restricted cash	255,390	222,362
Rent and other tenant receivables, net	1,553,155	1,619,704
Leasehold intangibles, net	11,021,860	11,914,316
Deposits on properties under contract	1,292,071	-
Deferred financing, net	1,547,521	1,774,394
Prepaid expenses and other assets	2,188,392	1,053,432
Total Assets	$138,226,042	$137,890,313

LIABILTIES
Revolving credit facility	$33,000,000	$29,000,000
Mandatorily redeemable preferred stock, net of unamortized deferred offering costs	87,280,203	87,069,192
Mortgages payable, net of unamortized debt costs	8,982,368	9,084,697
Declared dividends and distributions	2,596,996	2,580,639
Accrued interest payable	160,987	139,213
Accounts payable	515,647	756,283
Accrued expenses and other liabilities	2,852,544	1,037,582
Deferred revenue	2,773,983	2,764,323
Below-market leases, net	302,464	415,319
Total Liabilities	138,465,192	132,847,248

COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 250,000,000 shares authorized and 2,331,000 and 2,331,000 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively)	2,331	2,331
Common stock ($0.001 par value, 750,000,000 shares authorized, 1,570,595 and 1,569,456 common shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively)	1,571	1,570
Additional paid-in capital	35,987,695	35,806,947
Offering costs	(1,123,132)	(1,172,510)
Accumulated deficit	(13,319,953)	(11,833,167)
Accumulated dividends and distributions	(10,787,354)	(9,174,870)
Total Stockholders' Equity	10,761,158	13,630,301
Noncontrolling interest in operating partnership	(11,000,308)	(8,587,236)
Total Equity	(239,150)	5,043,065
Total Liabilities and Stockholders' Equity	$138,226,042	$137,890,313

The following table presents the assets and liabilities of the Company's three consolidated variable interest entities as of June 30, 2022 and December 31, 2021, respectively, which are included on the Consolidated Balance Sheets above. The assets in the table below include those assets that can only be used to settle obligations of the consolidated variable interest entities. The liabilities in the table below include third-party liabilities of the consolidated variable interest entities only, and for which creditors or beneficial interest holders do not have recourse to the Company, and exclude intercompany balances that eliminate in consolidation.

	June 30, 2022	December 31, 2021

ASSETS OF CONSOLIDATED VARIABLE INTEREST ENTITIES THAT CAN ONLY BE USED TO SETTLE THE OBLIGATIONS OF CONSOLIDATED VARIABLE INTEREST ENTITIES:

Buildings and improvements, net	$10,310,271	$10,467,017
Intangible assets, net	-	20,332
Prepaids and other assets	450,327	426,630
Total Assets	$10,760,598	$10,913,979

LIABILITIES OF CONSOLIDATED VARIABLE INTEREST ENTITIES FOR WHICH CREDITORS OR BENEFICIAL INTEREST HOLDERS DO NOT HAVE RECOURSE TO THE COMPANY.

Mortgages payable, net	$8,982,368	$9,084,697
Intangible liabilities, net	-	1,310
Accounts payable and accrued expenses	223,631	175,724
Total liabilities	$9,205,999	$9,261,731

The accompanying notes are an integral part of the consolidated financial statements.

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HC Government Realty Trust, Inc.
Consolidated Statements of Operations
For the six months ended June 30, 2022 and 2021

	For the six-months ended
		Revised
	June 30, 2022	June 30, 2021
Revenues
Rental revenues	$7,664,503	$6,796,515
Real estate tax reimbursements and other revenues	379,264	250,740
Total revenues	8,043,767	7,047,255

Operating expenses
Depreciation and amortization	3,097,191	2,719,317
General and administrative	1,060,917	682,858
Professional expenses	207,555	222,823
Real estate and other taxes	743,734	659,198
Repairs and maintenance	706,938	507,498
Janitorial	376,855	352,695
Utilities	461,158	309,751
Property management fees	138,491	125,267
Insurance	149,031	135,066
Ground leases	49,384	49,116
Miscellaneous property expenses	44,366	22,963
Equity-based compensation	437,391	306,051
Total operating expenses	7,473,011	6,092,603

Other expense
Interest expense	4,267,679	4,341,617
Loss on involuntary conversion	29,443	-
Net other expense	4,297,122	4,341,617

Net loss	(3,726,366)	(3,386,965)
Less: Net loss attributable to noncontrolling interest in operating partnership	(2,239,580)	(1,959,654)
Net loss attributed to HC Government Realty Trust, Inc.	(1,486,786)	(1,427,311)
Preferred stock dividends	(1,177,125)	(1,052,125)
Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(2,663,911)	$(2,479,436)

Basic and diluted loss per share	$(1.70)	$(1.59)

Basic and diluted weighted-average common shares outstanding	1,570,029	1,560,452

The accompanying notes are an integral part of the consolidated financial statements.

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HC Government Realty Trust, Inc.
Consolidated Statement of Changes in Stockholders' Equity
For the six months ended June 30, 2022 and 2021

	Preferred Series A		Preferred Series B		Common Stock		Additional			Cumulative Dividends	Total	Noncontrolling Interest in
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Paid-in Capital	Offering Costs	Accumulated Deficit	and Distributions	Stockholders' Equity	Operating Partnership	Total Equity
Balance, December 31, 2021	31,000	$31	2,300,000	$2,300	1,569,456	$1,570	$35,806,947	$(1,172,510)	$(11,833,167)	$(9,174,870)	$13,630,301	$(8,587,236)	$5,043,065
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	-	-	383,710	383,710
Equity-based compensation - restricted stock	-	-	-	-	1,139	1	53,679	-	-	-	53,680	-	53,680
Reimbursement of offering costs	-	-	-	-	-	-	-	49,378	-	-	49,378	-	49,378
Dividends and distributions	-	-	-	-	-	-	-	-	-	(1,612,484)	(1,612,484)	(430,133)	(2,042,617)
Allocation of NCI in operating partnership	-	-	-	-	-	-	127,069	-	-	-	127,069	(127,069)	-
Net loss	-	-	-	-	-	-	-	-	(1,486,786)	-	(1,486,786)	(2,239,580)	(3,726,366)
Balance, June 30, 2022	31,000	$31	2,300,000	$2,300	1,570,595	$1,571	$35,987,695	$(1,123,132)	$(13,319,953)	$(10,787,354)	$10,761,158	$(11,000,308)	$(239,150)

Balance, December 31, 2020 (revised)	31,000	$31	2,050,000	$2,050	1,560,452	$1,561	$32,591,467	$(1,271,266)	$(8,817,221)	$(6,143,463)	$16,363,159	$(3,871,359)	$12,491,800
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	-	-	265,547	265,547
Equity-based compensation - restricted stock	-	-	-	-	-	-	40,504	-	-	-	40,504	-	40,504
Reimbursement of offering costs	-	-	-	-	-	-	-	49,378	-	-	49,378	-	49,378
Dividends and distributions	-	-	-	-	-	-	-	-	-	(1,483,106)	(1,483,106)	(402,553)	(1,885,659)
Allocation of NCI in operating partnership	-	-	-	-	-	-	73,703	-	-	-	73,703	(73,703)	-
Net loss	-	-	-	-	-	-	-	-	(1,427,311)	-	(1,427,311)	(1,959,654)	(3,386,965)
Balance, June 30, 2021 (revised)	31,000	$31	2,050,000	$2,050	1,560,452	$1,561	$32,705,674	$(1,221,888)	$(10,244,532)	$(7,626,569)	$13,616,327	$(6,041,722)	$7,574,605

The accompanying notes are an integral part of the consolidated financial statements.

11

HC Government Realty Trust, Inc.

Consolidated Statements of Cash Flows

For the six months ended June 30, 2022 and 2021

	For the six months ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(37,26,366)	$(33,86,965)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	22,76,824	20,19,820
Amortization of acquired lease-up costs	3,09,814	2,87,267
Amortization of in-place leases	5,10,553	4,12,230
Amortization of above/below-market leases, net	96,321	1,19,540
Amortization of debt issuance costs	2,43,897	4,64,263
Amortization of deferred offering costs	2,11,011	1,95,478
Equity-based compensation	4,37,390	3,06,051
Loss on involuntary conversion	29,443	-
Net change in:
Rent and other tenant receivables, net	66,549	(15,15,427)
Prepaid expenses and other assets	(1,15,532)	87,902
Deposits on properties under contract	(12,92,071)	-
Accrued interest payable	21,774	6,625
Accounts payable	(2,40,636)	(5,82,873)
Accrued expenses and other liabilities	2,46,280	4,03,010
Deferred revenue	9,660	16,25,730
Net cash (used in) provided by operating activities	(9,15,089)	4,42,651

Cash flows from investing activities:
Real estate acquisitions	-	(34,92,951)
Development property additions	(1,42,180)	(31,53,381)
Capital and tenant improvements on operating properties	(3,82,746)	(5,90,246)
Insurance proceeds from loss on involuntary conversion	17,312	-
Net cash used in investing activities	(5,07,614)	(72,36,578)

Cash flows from financing activities:
Dividends paid	(19,76,882)	(18,28,267)
Borrowings under revolving credit facility	40,00,000	73,50,000
Mortgage principal payments	(1,19,353)	(1,12,045)

Net cash provided from financing activities	19,03,765	54,09,688

Net increase (decrease) in Cash and cash equivalents and Restricted cash	4,81,062	(13,84,239)
Cash and cash equivalents and Restricted cash, beginning of period	31,12,016	50,98,747
Cash and cash equivalents and Restricted cash, end of period	$35,93,078	$37,14,508

Supplemental cash flow information:
Cash paid for interest	$6,51,183	$5,25,252
Cash paid for income taxes	-	-
Non cash investing and financing activities:
Reimbursement of offering costs	$49,378	$49,378
Recognition of operating lease right-of-use assets and related lease liabilities in connection with the adoption of ASC 842	12,59,809	-
Recognition of operating lease right-of-use asset and related lease liability entered into during the period	92,829	-

The accompanying notes are an integral part of the consolidated financial statements.

12

HC Government Realty Trust, Inc.

Notes to Consolidated Financial Statements (unaudited)

1. Organization

HC Government Realty Trust, Inc. (the “REIT”), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, develop, own and manage built-to-suit and renovate-to-suit, single-tenant properties leased by the United States of America through the U.S General Services Administration (such properties, the “GSA Properties”). The REIT focuses primarily on GSA Properties within size ranges of 5,000 to 50,000 rentable square feet, and in their initial lease term after original construction or renovation-to-suit. Further, the REIT emphasizes GSA Properties that fulfill mission critical or citizen service functions. Leases associated with GSA Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies (collectively, the “GSA”).

The REIT owns its properties through the REIT’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (the “Operating Partnership” and together with the REIT, the “Company”). The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPEs”). As of June 30, 2022, the REIT owned approximately 54.2% of the aggregate common limited partnership interests in our Operating Partnership, or common units, and all of the preferred limited partnership interests in our Operating Partnership, or preferred units.

The consolidated financial statements include the accounts of the Operating Partnership and related SPEs and the accounts of the REIT. As of June 30, 2022, the financial statements reflect the operations of 27 GSA Properties representing 508,092 rentable square feet located in 18 states. The properties are 99% leased to the government of the United States of America and, based on leased square feet, have a weighted average remaining lease term as of June 30, 2022 of 8.5 years if none of the tenants’ early termination rights are exercised and 4.6 years if all of the tenants’ early termination rights are exercised. The Company operates as an umbrella partnership real estate investment trust, or an UPREIT, and has elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017.

2. Significant Accounting Policies

Basis of Accounting and Consolidation Basis - The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with principles generally accepted in the United States of America (“GAAP”) and include the accounts of the REIT, the Operating Partnership and 27 SPEs as of June 30, 2022. Of the SPEs, 24 are wholly-owned entities that are consolidated based upon the Company having a controlling financial interest, and three SPEs are consolidated variable interest entities based upon management’s determination that the Operating Partnership has a variable interest in the entities and is the primary beneficiary. Intercompany accounts and transactions are eliminated in consolidation. The results of operations of companies or assets acquired are included from the dates of acquisition.

In our opinion, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures prepared in accordance with GAAP have been either condensed or omitted pursuant to Securities and Exchange Commission (“SEC”) rules and regulations. However, we believe that the disclosures made are adequate for a fair presentation of results of operations and financial position. Operating results for the interim periods reported herein may not be indicative of the results expected for the year. These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in our latest Annual Report on Form 1-K.

Use of Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. The Company’s most significant assumptions and estimates relate to the useful lives of real estate assets, lease accounting and allocation of fair value of purchase consideration. These estimates are based on historical expenence and other assumptions which management believes are reasonable based on the current facts and circumstances.

13

Cash, Cash Equivalents and Restricted Cash - Cash and cash equivalents include all cash and liquid investments that mature three months or less from when they are purchased. Restricted cash consists of amounts escrowed for future real estate taxes, insurance, and capital expenditures, as required by certain of the Company’s mortgage debt agreements. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the totals of the same such amounts presented in the Consolidated Statements of Cash Flows:

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Cash and cash equivalents	$3,337,688	$3,503,756
Restricted cash	255,390	210,752
Cash, cash equivalents and restricted cash	$3,593,078	$3,714,508

At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company maintains separate cash balances at the Operating Partnership and SPE level. At June 30, 2022, one account had approximately $2,568,000 in excess of insured limits; all others were below the insurable limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Investment in Real Estate, Net – Investment in real estate, net is comprised of all tangible assets held by the Company for rent or development. Real estate assets are recognized at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Costs incurred that extend the useful life of the real estate investment are capitalized. Third party costs related to asset acquisitions are capitalized. Development, re-development and certain costs directly related to the improvement of real properties are capitalized.

In accordance with the Financial Accounting Standards Board (“FASB”) guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land, buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments.

Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancellable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancellable term of the lease. Amortization relating to above (below) market leases for the six months ended June 30, 2022 and 2021 was $96,321 and $119,540, respectively, and was recorded as a reduction to rental revenues.

In-place leases are valued based on the net rents earned that would have been foregone during an assumed lease-up period. Lease-up costs are valued based upon avoided brokerage fees. In-place leases and lease-up costs are amortized over the remaining non-cancellable term of the lease. The Company has not recognized any value attributable to customer relationships.

Management utilizes independent third parties to assist with the determination of fair value of the various tangible and intangible assets that are acquired. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-rata to each component of calculated value.

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The Company capitalizes pre-development costs incurred in pursuit of new development opportunities for which the future development is probable. For properties under development or redevelopment, the Company capitalizes interest expense, real estate taxes and direct and indirect project costs associated with the development and redevelopment activities. With respect to the capitalization of interest expense, if there is a specific borrowing for the property undergoing development activities, the Company applies the interest rate of that borrowing to the average accumulated expenditures that do not exceed such borrowing. If there are no specific borrowings, the Company applies its weighted average interest rate on its senior secured revolving credit facility to the average accumulated expenditures. The Company capitalizes costs while development activities are underway until the building is substantially complete and ready for its intended use, at which time rental income recognition commences and rental operating costs, real estate taxes, insurance, and other subsequent carrying costs are expensed as incurred.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over its estimated useful life. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building and site improvements	5 - 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements and depreciated over the shorter of the useful life of the improvements or the remaining lease term in the event the Company is considered the owner of the improvements. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g., unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.

Leases - The Company’s real estate is generally leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which is generally flat during the non-cancellable term of the lease and includes a reimbursement for certain operating costs of the property. The operating cost reimbursement is established at lease commencement and is subject to annual adjustment based on changes in the consumer price index. Operating expenses include repairs and maintenance, cleaning, landscaping and utilities. The lessee is also required by the lease to reimburse the Company for real estate taxes over the real estate tax base year. The real estate tax base year is established as the real estate taxes incurred during the first full tax year after lease commencement or otherwise as defined in the lease. In some cases, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease. The Company accounts for its leases using the operating method.

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Tenant improvements and leasehold intangibles are amortized on the straight-line method over the terms of their respective leases. When rental income varies during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease.

15

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have experienced either a change or an event or circumstance warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. For the six months ended June 30, 2022, the Company recognized approximately $47,000 of impairment charges related to roof damage from storms at its property located in Monroe, Louisiana which is included in Loss on involuntary conversion in the Consolidated Statements of Operations. The Company did not recognize any impairment charges during the six months ended June 30, 2021.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company are presented as a reduction of stockholders’ equity within the Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders’ Equity. Organizational and offering costs represent expenses incurred in connection with the formation of the Company and the filing of the Company’s securities offering pursuant to Regulation A.

Revenue Recognition - Revenue includes rental income due from tenants in accordance with the terms of the respective lease. The Company recognizes rental income on a straight-line basis over the non-cancellable term of the respective lease. Revenue also includes reimbursement income from the recovery of all or a portion of operating expenses and real estate taxes, which are recognized as variable lease payments in the same periods as the related expenses are incurred in accordance with Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which the Company adopted on January 1, 2022. Refer to the Recently Adopted Accounting Pronouncements for further discussion. For newly acquired properties, the Company begins to recognize rental income from leases concurrently with the date of the property acquisition closing. Revenue also includes the amortization or accretion of acquired above (below) market leases over the remaining non-cancellable term of the lease.

Rents and Other Tenant Receivables, Net - Rents and other tenant receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credit worthiness of the tenants, there were no allowances as of June 30, 2022 and December 31, 2021. The Company had a straight-line rent receivable of $105,405 and $82,000 as of June 30, 2022 and December 31, 2021, respectively.

Income Taxes – The REIT has elected to be taxed as a REIT under Sections 856 through 860 of the Code and applicable Treasury regulations relating to REIT qualification beginning with its fiscal year ended December 31, 2017. In order to maintain this REIT status, the regulations require the REIT to distribute at least 90% of its taxable income to stockholders and meet certain other asset and income tests, as well as other requirements. If the REIT fails to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it fails to qualify. If the REIT loses its REIT status it cannot elect to be taxed as a REIT for the four taxable years following the year it loses its REIT status unless the REIT’s failure to qualify was due to reasonable cause and certain other conditions were satisfied.

Management analyzes the Company’s tax filing positions in the U.S. federal, state and local jurisdictions where the Company is required to file income tax returns for all open tax years. If, based on this analysis, management determines that uncertainties in tax positions exist, a liability is established along with an estimate for interest and penalty. Management has determined that there were no uncertain tax positions at June 30, 2022 and December 31, 2021; accordingly, no associated interest and penalties were required to be accrued at June 30, 2022 and December 31, 2021.

Noncontrolling Interest - Noncontrolling interest represents the common units in the Operating Partnership not attributable to the REIT. The noncontrolling interest is calculated by multiplying the noncontrolling interest ownership percentage at the balance sheet date by the Operating Partnership’s outstanding common equity. The noncontrolling interest ownership percentage is calculated by dividing the Operating Partnership common units not owned by the REIT by the total Operating Partnership common units outstanding. The noncontrolling interest ownership percentage will change as additional common units are issued or as common units are exchanged for the REIT’s common stock. Subsequent changes in the noncontrolling interest value are recorded to additional paid-in capital. Accordingly, the value of the noncontrolling interest is included in the equity section of the Consolidated Balance Sheets but presented separately from the REIT’s equity. The noncontrolling interest in the Operating Partnership was 45.8% at June 30, 2022 and December 31, 2021.

16

Deferred Costs – Deferred financing fees include costs incurred in obtaining debt. For debt other than a line-of-credit arrangement, deferred financing fees are capitalized and presented as a direct reduction from the carrying amount of the associated debt liability within the Consolidated Balance Sheets. Deferred financing fees related to line-of-credit arrangements are capitalized and presented as an asset within the Consolidated Balance Sheets. Deferred financing fees are amortized through interest expense over the life of the respective loans on a basis which approximates the effective interest method for debt other than a line-of-credit arrangement or straight-line over the contractual term of the arrangement for a line-of-credit arrangement. Any unamortized amounts upon early repayment or other extinguishment of debt are written off in the period of repayment or extinguishment as a loss on extinguishment of debt.

The Company capitalizes certain legal, accounting and other third‑party fees that are directly associated with in‑process equity financings as deferred offering costs until such financings are consummated. In the event an equity financing is no longer considered probable of being consummated, all deferred offering costs are written off in the period such determination is made. For equity financings classified as equity, deferred offering costs are recorded in stockholders’ equity as a reduction of additional paid‑in capital against the offering proceeds. For equity financings required to be classified as a liability, these costs are capitalized and presented as a direct reduction from the gross proceeds from the equity financing within the Consolidated Balance Sheets.

Deferred Revenue – Deferred revenue primarily consists of lump sum reimbursements made by tenants to the Company for landlord improvements in excess of a tenant improvement allowance. Lump sum reimbursements are recorded as deferred revenue on the Consolidated Balance Sheets and are amortized over the non-cancellable lease term through revenue.

Equity Based Compensation – The Company grants equity-based compensation awards to its officers, employees and non-employee directors in the form of restricted shares of common stock and long-term incentive plan units in the Operating Partnership (“LTIP Units”). The Company recognizes compensation expense for non-vested restricted shares of common stock and LTIP Units granted to officers, employees and non-employee directors on a straight-line basis over the requisite service and/or performance period based upon the fair market value of the shares on the date of grant. Forfeitures are recognized as they occur.

Earnings (Loss) Per Share - Basic earnings (loss) per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares used in the basic earnings (loss) per share calculation plus the number of common shares, if any, that would be issued assuming conversion of all potentially dilutive securities outstanding unless the effect of such shares would be anti-dilutive.

The following securities were not included in the computation of the Company’s diluted net loss per share as their effect would be anti-dilutive.

	As of June 30,
	(unaudited)
	2022	2021
Potentially dilutive securities outstanding
Convertible common units	1,118,416	1,118,416
Convertible long-term incentive plan units	209,631	112,408
Convertible preferred stock	2,620,473	2,345,747
Total potentially dilutive securities	3,948,520	3,576,571

17

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

Revisions to Consolidated Financial Statements - In December 2021, the Company’s management identified certain errors made with respect to the Company’s historical consolidated financial statements beginning with the period from May 26, 2017 (the date of the contribution transaction between Holmwood Capital, LLC (“Holmwood”) and the Operating Partnership) to December 31, 2020. In its capacity as the general partner of the Operating Partnership, the REIT incurs various operating costs and general administrative expenses on behalf of and for the benefit of the Operating Partnership. The Agreement of Limited Partnership, as amended, of the Operating Partnership requires that the Operating Partnership reimburse the general partner for all of its operating costs and general administrative expenses. Prior to December 31, 2021, the reimbursement of the REIT’s operating costs and general administrative expenses were not appropriately reflected as expenses of or reimbursements from the Operating Partnership. The Company has evaluated the materiality of these errors based on an analysis of quantitative and qualitative factors and does not believe such errors had a material impact on an investor’s understanding of the Company’s historical consolidated financial condition or results of operations. The Company has revised its consolidated financial statements as of and for the six months ended June 30, 2021 to correct such errors. Accordingly, the net loss attributed to the REIT available to common shareholders was overstated and the net loss attributable to noncontrolling interest in the Operating Partnership was understated. In addition, additional paid-in capital and accumulated deficit of the REIT was understated and noncontrolling interest in the Operating Partnership was overstated. There was no impact on the consolidated net loss, total equity or cash flows of the Company. The effects of such revisions are as follows:

	(Previously Reported)		(Revised)
For the six months ended June 30, 2021	June 30, 2021	Adjustments	June 30, 2021
Consolidated Statement of Operations
Net loss	$(3,386,965)	$-	$(3,386,965)
Less: Net loss attributable to noncontrolling interest in operating partnership	(1,482,608)	(477,046)	(1,959,654)
Net loss attributed to HC Government Realty Trust, Inc.	(1,904,357)	477,046	(1,427,311)
Preferred stock dividends	(1,052,125)	-	(1,052,125)
Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(2,956,482)	$477,046	$(2,479,436)

Basic and diluted loss per share	$(1.89)	$0.31	$(1.59)

Basic and diluted weighted-average common shares outstanding	1,560,452	1,560,452	1,560,452

Recently Adopted Accounting Pronouncements - In February 2016, the FASB issued ASU 2016-02. ASU 2016-02 requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in the same manner as operating leases prior to the adoption of ASU 2016-02.

18

In July 2018, the FASB issued ASU 2018-11, Target Improvements to Topic 842 Leases (“ASU 2018-11”). ASU 2018-11 provides lessors a practical expedient to not separate nonlease components from the associated lease component if the timing and pattern of transfer for the lease and nonlease components are the same and if the lease component, if accounted for separately, would be classified as an operating lease. Lease components are elements of an arrangement that provide the customer with the right to use an identified asset. Nonlease components are distinct elements of a contract that are not related to securing the use of the leased asset and revenue is recognized in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts and Customers (“ASC 606”). The Company assessed and concluded that the timing and pattern of transfer for nonlease components and the associated lease component are the same. The Company determined that the predominant component was the lease component and as such the Company has made a policy election to account for and present the lease component and the nonlease component as a single component in the revenue section of the Consolidated Statements of Operations. The application of the practical expedient did not result in a material change to the recognition of rental income.

The Company adopted ASU 2016-02 on January 1, 2022 using the modified retrospective transition method. Further, the Company has elected to apply the package of practical expedients, which allowed the Company, as both the lessor and lessee, to not reassess all of its leases that had commenced as of January 1, 2022.

As of January 1, 2022, the Company recognized an operating lease right-of-use asset and related operating lease liability of approximately $1,260,000 on the accompanying Consolidated Balance Sheets, related to the leases where the Company is the lessee. The lease liability associated with these leases is reflected on the Company’s Consolidated Balance Sheets within Accrued expenses and other liabilities and the right-of-use asset is reflected on the Company’s Consolidated Balance Sheets within Prepaid expenses and other assets. Associated lease expense will be recognized on a straight-line basis over the expected lease term based on the total lease payments.

3. Variable Interest Entities

With respect to the three SPEs where Holmwood assigned to the Operating Partnership all its rights, title and interest in and to any and all profits, losses and distributed cash flow, management determined these SPEs to be variable interest entities (“VIE”) in which the Operating Partnership has a variable interest and that Holmwood equity holders lacked the characteristics of a controlling financial interest. The Company determined in accordance with FASB Accounting Standards Codification Topic 810 “Consolidation” to consolidate these SPEs.

A summary of the VIEs’ assets and liabilities that are included within the Company’s Consolidated Balance Sheets at June 30, 2022 and December 31, 2021 is as follows:

	June 30, 2022 (unaudited)	December 31, 2021
Assets:
Buildings and improvements, net	$10,310,271	$10,467,017
Intangible assets, net	-	20,332
Prepaids and other assets	450,327	426,630
Total assets	$10,760,598	$10,913,979
Liabilities:
Mortages payable, net	$8,982,368	$9,084,697
Intangible liabilities, net	-	1,310
Accounts payable and accrued expenses	223,631	175,724
Total liabilities	$9,205,999	$9,261,731
Net assets	$1,554,599	$1,652,248

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4. Investment in Real Estate

The following is a summary of the Company’s investment in real estate, net as of June 30, 2022 and December 31, 2021, respectively:

	June 30, 2022
	(unaudited)	December 31, 2021
Land	$14,672,202	$14,647,342
Buildings and improvements	101,737,752	101,566,681
Site improvements	2,103,738	2,103,738
Tenant improvements	14,622,430	14,296,765
Construction in progress	1,198,029	839,498
	134,334,151	133,454,024
Accumulated depreciation	(17,304,186)	(15,037,573)
Investment in real estate, net	$117,029,965	$118,416,451

Depreciation expense related to the Company’s investment in real estate for the six months ended June 30, 2022 and 2021 was $2,266,614 and $2,011,372, respectively.

Pursuant to a purchase and sale agreement dated October 6, 2020 and with respect to our Lakewood, Washington property, the Company funded an additional $323,000 into an escrow account at closing in connection with a potential purchase price adjustment pending the resolution of certain lease provisions. In May 2022, the Company and the seller resolved the matter and the escrowed funds were released to the seller as additional purchase price. The Company allocated the additional purchase price pro-rata to each component of tangible and intangible assets that were acquired based on their relative fair value. The Company did not otherwise acquire any operating properties during the six months ended June 30, 2022.

During the six months ended June 30, 2021, the Company acquired one operating property. The property was acquired with a lease in place with the United States of America. The following is a summary of the property location, acquisition date, rentable square feet and the remaining non-cancellable lease term at the time of acquisition:

			Remaining
			Non-Cancellable
	Acquisition	Rentable	Lease Term at
Location	Date	Sq Ft	Acquisition Date
Van Buren, Missouri	14-6-21	16,000	8.6 years

A summary of the allocated purchase price, including additional purchase price, based on estimated fair values, for the acquisitions completed and escrow holdback agreements resolved during the six months ended June 30, 2022 and 2021 are as follows:

	June 30, 2022	June 30, 2021
Land	$24,860	$128,910
Buildings and improvements	211,557	2,382,987
Tenant improvements	11,996	287,833
Site improvements	-	151,683
Acquired in-place leases	22,204	180,878
Acquired lease-up costs	8,877	299,987
Above market leases	43,506	60,673
Total	$323,000	$3,492,951

The intangible assets associated with the additional allocated purchase price in connection with the release of the escrow holdback during the six months ended June 30, 2022 have an aggregated weighted average amortization period of 6.7 years as of June 30, 2022. The intangible assets associated with the property acquired during the six months ended June 30, 2021 have an aggregate weighted average amortization period of 8.6 years as of June 30, 2021. The Company included $17,311 of revenues and an inconsequential amount of net loss in our Consolidated Statements of Operations related to the operating property acquired during the six months ended June 30, 2021.

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The Company capitalized $574,468 and $3,665,951 of costs with respect to its ongoing development and tenant improvement projects during the six months ended June 30, 2022 and 2021, respectively. In June 2021, the Company completed its development project in Portland, Maine and placed the property into service.

The Company capitalized expenditures with respect to its existing portfolio of $104,001 and $77,676 during the six months ended June 30, 2022 and 2021, respectively.

5. Leasehold Intangibles, net

The following is a summary of the Company’s leasehold intangibles as of June 30, 2022 and December 31, 2021:

	June 30, 2022
	(unaudited)	December 31, 2021
Acquired in-place leases	$9,045,527	$9,023,323
Acquired lease-up costs	5,443,393	5,434,516
Acquired above-market leases	3,951,213	3,907,707
Leasing commissions	62,500	-
	18,502,633	18,365,546
Accumulated amortization	(7,480,773)	(6,451,230)
Leasehold intangibles, net	$11,021,860	$11,914,316

Amortization of in-place leases and lease-up costs was $820,367 and $699,497 for the six months ended June 30, 2022 and 2021, respectively.

Amortization of acquired above market leases resulted in a reduction to rental revenue of $209,176 and $218,342 for the six months ended June 30, 2022 and 2021, respectively.

Future amortization of acquired in-place lease value, acquired lease-up costs and acquired above market leases as of June 30, 2022 is as follows:

Intangible
Year Ended	Lease Costs
For the remaining six months ending December 31, 2022	$894,631
2023	1,703,223
2024	1,626,590
2025	1,545,923
2026	1,538,230
2027	1,303,647
Thereafter	2,409,616
Total	$11,021,860

The weighted-average amortization period is approximately 7.2 years.

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6. Below-Market Leases, net

The Company’s intangible liabilities consist of acquired below-market leases. The following is a summary of the Company’s intangible liabilities, as of June 30, 2022 and December 31, 2021:

	June 30, 2022
	(unaudited)	December 31, 2021
Acquired below-market leases	$1,316,913	$1,316,913
Accumulated amortization	(1,014,449)	(901,594)
Below-market leases, net	$302,464	$415,319

Amortization of below-market leases resulted in an increase in rental revenue of $112,855 and $98,802 for the six months ended June 30, 2022 and 2021, respectively.

The future amortization of acquired below market leases as of June 30, 2022 is as follows:

Below Market
Year Ended	Leases
For the remaining six months ending December 31, 2022	$91,255
2023	126,804
2024	73,597
2025	3,009
2026	3,009
2027	3,009
Thereafter	1,781
Total	$302,464

The weighted-average amortization period is approximately 2.1 years.

7. Debt

The following table summarizes the Company’s outstanding indebtedness as of June 30, 2022 and December 31, 2021:

	Interest		Principal Outstanding
Loan	Rate	Maturity	June 30, 2022	December 31, 2021

Senior revolving credit facility:
Senior revolving credit facility	L + 170bps	December 2025	$33,000,000	$29,000,000
Total senior revolving credit facility			33,000,000	29,000,000

Mortgage notes payable
Lorain, Ohio, Jonesboro, Arkansas and Port Saint Lucie, Florida	5.265%	August 2023	9,023,514	9,142,867
Total mortgage notes payable			9,023,514	9,142,867
Less: Total unamortizd debt issuance costs			(41,146)	(58,170)
Total mortgage payable, net			8,982,368	9,084,697
Total debt			$41,982,368	$38,084,697

Revolving Credit Facility

In December 2021, the Company, through its Operating Partnership, amended and restated its senior revolving credit facility (as amended, the “Credit Facility”) with KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent. The Credit Facility has total availability of up to $100,000,000, subject to customary terms and availability conditions. The Credit Facility includes an accordion feature that will permit the Operating Partnership to further increase the commitments available to the Operating Partnership to up to $200,000,000, subject to customary terms and conditions. The Company intends to use the Credit Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

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The Company and its subsidiaries that directly own properties included in the Credit Facility’s borrowing base are guarantors under the Credit Facility. The Credit Facility matures on December 3, 2025 with a one-time option to extend the maturity date until December 3, 2026, subject to certain conditions and the payment of an extension fee.

Borrowings under the Credit Facility are subject to an interest rate which equals, at the Company’s option, either (i) a base rate plus an applicable margin with a range of 70 to 140 basis points or (ii) LIBOR plus an applicable margin with a range of 170 to 240 basis points, with the applicable margin depending on the Company’s consolidated leverage ratio. In addition, the Company will pay an unused facility fee on the revolving commitments under the Credit Facility of 0.25% per annum.

The Credit Facility also contains certain customary financial covenants, as follows: (i) the maximum ratio of consolidated total indebtedness to total asset value (each as defined in the credit agreement) may not exceed 60.0%, (ii) the minimum ratio of adjusted consolidated EBITDA to consolidated fixed charges (each as defined in the credit agreement) may not be less than (A) 1.00 to 1.00 through the fiscal quarter ending September 30, 2022 and (B) 1.25 to 1.00 for each fiscal quarter ending on and after December 31, 2022, (iii) the minimum ratio of adjusted consolidated EBITDA to consolidated total indebtedness (each as defined in the credit agreement) may not be less than 12%, (iv) the minimum total liquidity (as defined in the credit agreement) may not be less than $15,000,000, and (v) the minimum consolidated tangible net worth (as defined in the credit agreement) may not be less than the sum of an amount equal to 85.0% of consolidated tangible net worth as of the closing date of the Credit Facility plus an amount equal to 85.0% of the aggregate net proceeds received from subsequent issuances of the Company’s stock after the closing date of the Credit Facility.

The Credit Facility also includes other customary covenants, including limits on the percentage of the Company’s total asset value that may be invested in unimproved land, unconsolidated joint ventures, redevelopment and development assets and loans, advances or extensions of credit, and requires that the Company obtain consent for mergers in which the Company is not the surviving entity. The Company’s dividends and distributions are not permitted to exceed 95% of funds from operations (as defined in the credit agreement) commencing with the fiscal quarter ending June 30, 2023.

These financial and restrictive covenants may limit the investments the Company may make and the Company’s ability to make dividends and distributions. As of June 30, 2022, the Company is in compliance with all financial and restrictive covenants under the Credit Facility and expects to be in compliance for the following twelve-month period. The occurrence of an event of default under the Credit Facility could result in the termination of the commitments thereunder and in all loans and other obligations becoming immediately due and payable.

As of June 30, 2022 and December 31, 2021, the Company had $33,000,000 and $29,000,000 outstanding, respectively, and approximately $67,000,000 and $71,000,000 committed and undrawn, respectively, under the Credit Facility. As of June 30, 2022, the Company had approximately $47,000,000 of availability for borrowing under the Credit Facility. The weighted average interest rate on the outstanding borrowings was 3.20% and 1.81% as of June 30, 2022 and December 31, 2021, respectively. The fair value of the Credit Facility approximates its carrying value.

Mortgage Notes Payable

The Company’s fixed rate mortgage notes payable balances, excluding unamortized debt issuance costs, were $9,023,514 and $9,142,867 as of June 30, 2022 and December 31, 2021, respectively. There were no variable rate mortgage notes payable as of June 30, 2022 and December 31, 2021.

As of June 30, 2022 and December 31, 2021, the Company had unamortized debt issuance costs of $41,146 and $58,170, respectively, in connection with its mortgage notes payables.

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The mortgage notes payable are collateralized by the specific properties to which the mortgage notes payable pertain. The carrying amount of real estate that serves as collateral for these mortgages as of June 30, 2022 and December 31, 2021 was $10,310,271 and $10,467,017, respectively.

The following table summarizes the Company’s aggregate debt maturities based on outstanding principal as of June 30, 2022:

Future
Principal
Year Ended	Payments
For the remaining six months ending December 31, 2022	$119,966
2023	8,903,548
2024	-
2025	33,000,000
Total	$42,023,514

8. Mandatorily Redeemable Preferred Stock

On August 14, 2020, the Company completed the sale and issuance of 3,600,000 shares of the Company’s 7.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”) at $25.00 per share to qualified investors in a private offering pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, for an aggregate purchase price of $90,000,000 (the “Series C Offering”). Net proceeds from the Series C Offering were $86,521,914, after deducting the placement agent fee and legal and other professional fees paid in connection with the Series C Offering, and are presented on the Company’s Consolidated Balance Sheets as mandatorily redeemable preferred stock, net of unamortized deferred offering costs.

The Company used the net proceeds from the Series C Offering primarily to acquire new GSA Properties, repay a portion of the indebtedness outstanding under the Credit Facility, fully repay the Company’s mezzanine debt, purchase existing shares of the Company’s 7.00% Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) and for general corporate purposes.

The Series C Preferred Stock has an aggregate liquidation preference of $90,000,000, plus any accrued and unpaid dividends thereon. The Series C Preferred Stock is senior to the Company’s common stock, Series A Preferred Stock and 10.00% Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”) and any class or series of capital stock expressly designated as ranking junior to the Series C Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up. The Series C Preferred Stock ranks on a parity with any class or series of the Company’s capital stock expressly designated as ranking on a parity with the Series C Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up.

The Series C Preferred Stock is mandatorily redeemable by the Company on August 14, 2027 (“Mandatory Redemption Date”) at a redemption price equal to the $25.00 liquidation preference per share, plus the amount of any accrued and unpaid dividends on the Series C Preferred Stock in cash. The Series C Preferred Stock is not redeemable prior to August 14, 2023 except (i) in order to preserve the REIT’s qualification as a REIT, (ii) upon the occurrence of a Change of Control (as defined in the Articles Supplementary classifying and designating the Series C Preferred Stock) and (iii) at any time that the aggregate distributions to the holders of Series C Preferred Stock result in a multiple on invested capital equal to the $25.00 liquidation preference per share plus the product of (x) the dividend rate of 7.00% per annum of the $25.00 liquidation preference per share and (y) three.

The Company may, at its option, redeem the Series C Preferred Stock, in whole or in part, at any time on or after August 14, 2023 at a redemption price equal to $25.00 per share, plus the amount of any accrued and unpaid dividends (whether or not declared).

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Holders of the Series C Preferred Stock generally have no voting rights. However, the affirmative vote of at least two-thirds of the outstanding shares of the Series C Preferred Stock (voting as a separate class) is required to amend the Company’s charter (including the Articles Supplementary classifying and designating the Series C Preferred Stock) in a manner that materially and adversely affects the rights of the holders of the Series C Preferred Stock

If the Company fails to redeem the Series C Preferred Stock by the Mandatory Redemption Date, and such non-compliance remains uncured by the Company on the nine-month anniversary following the Mandatory Redemption Date (a “Failed Redemption”), holders of Series C Preferred Stock shall have the right to elect a majority of the members of the Company’s Board of Directors (the “Board”) at a special meeting scheduled by the Company to be held no later than 90 days after the date of the Failed Redemption. The number of directors will be automatically increased to such number as is necessary to enable the holders of Series C Preferred Stock to exercise such right. If, at any time following a Failed Redemption, the Company completes the redemption, the terms of any and all directors elected by the holders of Series C Preferred Stock will automatically expire immediately following such redemption and the number of directors will be automatically decreased by a corresponding number.

In accordance with FASB ASU No. 2017-11, “Distinguishing Liability from Equity” (Topic 480), the Company has classified the Series C Preferred Stock as a liability as it has characteristics that require liability classification. The Series C Preferred Stock is presented as mandatorily redeemable preferred stock, net of unamortized deferred offering costs, on the Company’s Consolidated Balance Sheets. Further, the related dividend payments are recorded as a component of interest expense in the Consolidated Statements of Operations.

The Series C Preferred Stock is entitled to a dividend of 7.00% per annum, accruing from the date of issuance, on a cumulative basis, quarterly in arrears. Dividends continue to accrue even if not authorized, declared or paid. As of June 30, 2022 and December 31, 2021, accrued, unpaid preferred stock dividends on the Company’s Series C Preferred Stock were $1,575,000 reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

The Company incurred $3,478,086 in placement agent fees and legal and other professional fees related to the Series C Offering. These costs are recorded as deferred offering costs on the Consolidated Balance Sheets as a direct deduction from the carrying amount of the mandatorily redeemable preferred stock liability and are being amortized using the effective interest method over the mandatory redemption period.

As of June 30, 2022 and December 31, 2021, the Company had 3,600,000 shares of the Series C Preferred Stock issued and outstanding.

For the six months ended June 30, 2022 and 2021, the Company amortized $211,011 and $195,478, respectively, of deferred offering costs related to the Series C Preferred Stock in interest expense in the Consolidated Statements of Operations. Accumulated amortization of the deferred offering costs was $758,290 and $547,279 as of June 30, 2022 and December 31, 2021, respectively.

9. Related Parties

Preferred Stock

In September 2021, the Company issued 250,000 shares of its Series B Preferred Stock to an investor affiliated with Hale Partnership Capital Management, LLC (“HPCM”), for total proceeds of $2,500,000, to partially fund the development of the property located in Boise, Idaho. Steven A. Hale II, the Company’s Chairman and Chief Executive Officer, is the manager of HPCM. HPCM serves as investment manager or adviser to commingled funds, group trusts and separate accounts (such investment companies, funds, trusts and accounts, collectively referred to as the “Funds”). In certain cases, HPCM may act as an adviser or sub-adviser to certain Funds. In its role as investment adviser, sub-adviser and/or manager, HPCM may possess voting and/or investment power over the securities of the Company owned by the Funds.

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10. Leases and Tenants

Our rental properties are subject to generally non-cancellable operating leases generating future minimum contractual rent payments due from tenants. Remaining non-cancellable lease terms range from 0.1 to 15 years as of June 30, 2022. The future minimum rents under non-cancellable leases as of June 30, 2022 are as follows:

Future
Year Ended	Minimum Rents
For the remaining six months ending December 31, 2022	$5,599,958
2023	11,284,403
2024	10,756,661
2025	10,039,508
2026	9,909,463
2027	8,607,034
Thereafter	25,874,454
Total	$82,071,481

The properties are 99% leased to the United States of America Government and administered by either the GSA or occupying agency. At June 30, 2022, the weighted average non-cancellable lease term is 4.6 years if the GSA elects to exercise all of its early termination rights and the weighted average total remaining contractual lease term is 8.5 years if none of the tenants’ early termination rights are exercised.

11. Stockholders’ Equity

Series A Cumulative Convertible Preferred Stock

In 2016, the Company issued 144,500 shares of its Series A Preferred Stock to various investors in exchange for a total of $3,612,500, or $25.00 per share. The Series A Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. As the listing event did not occur on or prior to March 31, 2020, holders of the Series A Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series A Preferred Stock into common stock. The shares of Series A Preferred Stock are convertible into shares of common stock in accordance with the following formula:

Conversion Amount = (($25.00*X1) + X2)/$10.00) + 0.2*(($25.00*X1)/$10.00)

where:

“X1” means the number of shares of Series A Preferred Stock held by the applicable holder; and

“X2” means the aggregate accrued but unpaid dividends on the holder’s shares of Series A Preferred Stock as of the applicable conversion date.

On August 21, 2020, the Company offered to repurchase all of its outstanding shares of Series A Preferred Stock for $25.00 per share (the “Repurchase Price”), using a portion of the net proceeds from the Series C Offering (the “Series A Repurchase Offer”). The Repurchase Price was equal to the liquidation preference per share of Series A Preferred Stock. The Series A Repurchase Offer expired on September 11, 2020. The Series A Repurchase Offer was designed to provide liquidity to holders of the Company’s Series A Preferred Stock, for which there is no public market, and to lower the Company’s costs of operations. The Company repurchased 113,500 shares of Series A Preferred Stock for an aggregate repurchase price of $2,837,500.

As of June 30, 2022 and December 31, 2021, there were 31,000 shares of Series A Preferred Stock outstanding.

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Series B Cumulative Convertible Preferred Stock

On March 19, 2019, the Company issued 1,050,000 shares of its Series B Preferred Stock in exchange for total proceeds of $10,500,000, or $10.00 per share. The Series B Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. As the listing event did not occur on or prior to March 31, 2020, holders of the Series B Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series B Preferred Stock into common stock. Upon conversion, a holder of shares of Series B Preferred Stock will receive a number of shares of common stock equal to the original issue price of the Series B Preferred Stock (plus any accrued and unpaid dividends) divided by the lesser of (i) $9.10 or (ii) the fair market value of the common stock.

On September 20, 2021, the Company filed Articles Supplementary with the State Department of Assessments and Taxation of Maryland classifying and designating an additional 1,600,000 authorized but unissued shares of Series B Preferred Stock. After giving effect to such Articles Supplementary, the total number of shares of Series B Preferred Stock which the Company has authority to issue is 3,650,000.

As of June 30, 2022 and December 31, 2021, there were 2,300,000 shares of Series B Preferred Stock outstanding.

Common Stock

On November 7, 2016, the Company’s offering statement on Form 1-A filed in connection with its securities offering pursuant to Regulation A (the “Regulation A Offering”), was qualified by the SEC. The Regulation A Offering’s minimum and maximum offering amounts were $3,000,000 and $30,000,000, respectively, at an offering price of $10.00 per share. The initial purchase of common stock with respect to the Regulation A Offering occurred on May 18, 2017. In November 2019, the Regulation A Offering expired and the Company did not file a post-qualification amendment to extend the Regulation A Offering.

As of June 30, 2022 and December 31, 2021, there were 1,570,595 shares and 1,569,456 shares, respectively, of common stock outstanding.

Equity-Based Stock Awards

On December 31, 2021, the Company granted an aggregate of 13,668 restricted shares of common stock to certain of its non-employee directors valued at $9.22 per share, the estimate fair value per share of the Company’s common stock as of June 30, 2021. The shares pay dividends on the number of shares issued without regard to the number of shares vested. For the six months ended June 30, 2022, the Company recognized $53,680 of equity-based compensation related to this grant. These shares will become fully vested on December 31, 2022.

On December 21, 2020, the Company granted an aggregate of 9,004 restricted shares of common stock to certain of its non-employee directors valued at $9.33 per share, the estimated net asset value per share of the Company’s common stock as of June 30, 2020. The shares pay dividends on the number of shares issued without regard to the number of shares vested. For the six months ended June 30, 2021, the Company recognized $40,504 of equity-based compensation related to this grant, respectively. These shares vested on December 21, 2021.

Operating Partnership Common Units (“OP Units”)

OP Units are a class of limited partnership interest in the Operating Partnership. Holders of OP Units have the right to require the Operating Partnership to redeem their OP Units. The Operating Partnership has the discretion to redeem such OP Units for either (i) an amount of cash per OP Unit equal to the value of one share of the REIT’s common stock, or (ii) shares of the REIT’s common stock at a 1:1 ratio.

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As of June 30, 2022 and December 31, 2021, there were 1,118,416 OP Units outstanding. The Company did not issue any OP Units during the six months ended June 30, 2022. In addition, no OP Units were redeemed during the six months ended June 30, 2022.

Long-Term Incentive Plan Units

LTIP Units are a special class of partnership interest in the Operating Partnership. Each LTIP Unit is convertible into an OP Unit of the Operating Partnership at a 1:1 ratio, which can then be further exchanged into shares of the REIT’s common stock at a 1:1 ratio. No LTIP Units were exchanged into OP Units or shares of common stock of the REIT during the six months ended June 30, 2022 and 2021.

During the six months ended June 30, 2022, the Company granted an aggregate of 72,000 LTIP Units to certain officers and employees of the Company. Of the total 72,000 LTIP Units granted, 62,000 LTIP Units vest over two years and 10,000 LTIP Units vest over three years. The fair value of each grant was $9.22 per share, the estimated fair value per share of the Company’s common stock as of June 30, 2021.

On December 31, 2021, the Company granted an aggregate of 39,806 LTIP Units to certain officers and directors of the Company that vested immediately upon the grant date. The fair value of each grant was $9.22 per share, the estimated fair value per share of the Company’s common stock as of June 30, 2021.

On December 21, 2020, the Company granted an aggregate of 273,198 LTIP Units to certain officers and employees of the Company. Of the total 273,198 LTIP Units granted, 40,193 LTIP Units vested immediately upon the grant date, 36,052 LTIP Units vest over two years and 196,953 LTIP Units vest over five years. The fair value of each grant was $9.33 per share, the estimated net asset value per share of the Company’s common stock as of June 30, 2020.

As of June 30, 2022 and December 31, 2021, the Company had granted a total of 450,706 and 378,706 LTIP Units, respectively. For the six months ended June 30, 2022 and 2021, the Company recognized a total of $383,711 and $265,547 of equity-based compensation expense with respect to these grants, respectively. The remaining equity-based compensation expense to be recognized in future periods is approximately $1,843,000.

Dividends and Distributions

During both the six months ended June 30, 2022 and 2021, the REIT declared dividends on its Series A Preferred Stock of $27,125. As of both June 30, 2022 and December 31, 2021, accrued, unpaid preferred stock dividends on the Series A Preferred Stock were $13,563.

During the six months ended June 30, 2022 and 2021, the REIT declared dividends on its Series B Preferred Stock of $1,050,000 and $1,025,000, respectively. As of both June 30, 2022 and December 31, 2021, accrued, unpaid preferred stock dividends on the Series B Preferred Stock were $575,000.

During both the six months ended June 30, 2022 and 2021, the REIT declared dividends on its Series C Preferred Stock of $3,150,000. As of both June 30, 2022 and December 31, 2021, accrued, unpaid preferred stock dividends on the Series C Preferred Stock were $1,575,000.

During the six months ended June 30, 2022 and 2021, the REIT declared dividends on its common stock of $435,359 and $430,981, respectively. As of June 30, 2022 and December 31, 2021, accrued, unpaid common stock dividends were $217,680 and $215,800, respectively.

During the six months ended June 30, 2022 and 2021, the Operating Partnership declared distributions of $430,134 and $402,553, respectively, with respect to its OP Units and LTIP Units. As of June 30, 2022 and December 31, 2021, accrued, unpaid distributions on the OP Units and LTIP Units were $215,754 and $201,276, respectively.

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12. Noncontrolling Interest

The Company’s noncontrolling interest represents the portion of common units in the Company’s Operating Partnership not attributable to the Company. The Company’s noncontrolling interest was 45.8% at both June 30, 2022 and December 31, 2021.

Holmwood and Holmwood Capital Advisors, LLC, a Delaware limited liability company (“HCA”), owned an aggregate 39.7% of the noncontrolling interest in the Operating Partnership at both June 30, 2022 and December 31, 2021.

13. Commitments and Contingencies

Leases

The property located in Cape Canaveral, Florida was purchased subject to a ground lease. The ground lease has an extended term of 30 years and expires in December 2045 with one 10-year renewal option. The Company made ground lease payments of $38,969 during both the six months ended June 30, 2022 and 2021.

The Company has two parking lot leases in connection with its property located in San Antonio, Texas. These leases commenced on June 1, 2015 and have an initial term of 10 years with two 5-year renewal options. The Company made payments of $9,000 on these leases during both the six months ended June 30, 2022 and 2021.

The Company has an office lease in Winston-Salem, North Carolina. The lease term expired in February 2022 and is currently month-to-month. The Company made payments of $12,000 on this lease during both the six months ended June 30, 2022 and 2021.

In connection with the adoption of ASU 2016-02 on January 1, 2022, the Company recognized a right-of-use asset and related operating lease liability of $1,259,809 with respect to our ground lease in Cape Canaveral, Florida and our parking lot leases in San Antonio, Texas.

In April 2021, the Company entered into a corporate office lease in Atlanta, Georgia. The lease commenced on April 1, 2022 and has a term of 26 months. The Company made payments of $3,855 on this lease during the six months ended June 30, 2022. This lease includes variable lease payments that, in the future, will vary based on changes in real estate tax rates and share of expenditures of the leased premises. The Company has elected not to separate lease and non-lease components for its corporate office leases. The Company recorded a right-of-use asset and operating lease liability of $92,829 at lease commencement.

As of June 30, 2022, the unamortized balances associated with the Company’s right-of-use operating lease assets and operating lease liabilities were $1,322,239 and $1,329,596, respectively. The Company’s right-of-use operating lease assets are included in Prepaid expenses and other assets and the operating lease liabilities are included in Accrued expenses and other liabilities on the Consolidated Balance Sheet as of June 30, 2022. The Company used its incremental borrowing rate, which was arrived at utilizing prevailing market rates and the spread on our revolving credit facility, in order to determine the net present value of the minimum lease payments. As of June 30, 2022, the weighted-average discount rate for the Company’s operating leases was 4.39%.

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Future minimum rent payments with respect to our operating leases subsequent to June 30, 2022 are as follows:

Future
Year Ended	Minimum Rents
For the remaining six months ending December 31, 2022	$71,282
2023	143,611
2024	116,187
2025	96,461
2026	96,837
2027	96,837
Thereafter	1,443,418
Total future minimum lease payments	$2,064,633
Imputed interest	(735,037)
Total	$1,329,596

As of June 30, 2022, the weighted-average remaining lease term for the Company’s operating leases was 20.5 years.

Property Management Fees

The Company contracts with third party property managers to provide property management services at its properties. The third party property management fee is due and payable on a monthly basis at the beginning of each month. The Company incurred third party property management fees of $138,491 and $125,267 for the six months ended June 30, 2022 and 2021, respectively. Accrued third party property management fees were $3,050 at June 30, 2022. There were no accrued third party property management fees as of December 31, 2021.

Legal Proceedings

The Company can be party to or otherwise be involved in legal proceedings arising in the normal and ordinary course of business. Other than the following, we are not aware of any proceeding, threatened or pending, against us which, if determined adversely, would have a material effect on our business, results of operations, cash flows or financial position.

On May 14, 2020, HCA and Holmwood filed suit in the Delaware Chancery Court against the REIT and the Operating Partnership. The suit alleges that the Company: (1) improperly calculated the termination fee and other amounts due to HCA under its Management Agreement with the Company; (2) improperly paid portions of the termination fee and other amounts in common stock (as opposed to other common equity interests in the Company); (3) failed to repay loans allegedly made to the Company by the plaintiffs; and, (4) improperly denied HCA powers granted by the Management Agreement to control the day-to-day business and affairs of the REIT and the Operating Partnership. The suit also alleges that the Company cannot recoup certain expenses to which the Company claims entitlement. The Company intends to vigorously defend against the claims and has brought counterclaims in the matter. Because the litigation is in its very early stages, at this time, the Company cannot estimate the financial impact of the litigation on the Company, if any.

14. Subsequent Events

Dividends and Distributions

In July 2022, the REIT and the Operating Partnership paid accrued common dividends, preferred dividends and distributions of $202,920, $2,163,563 and $205,825, respectively.

On September 23, 2022, the REIT declared a dividend on its Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and common stock of $0.4375, $0.25, $0.4375 and $0.1375 per share for stockholders of record on September 25, 2022, respectively. The aggregate dividends of $2,381,242 are scheduled to be paid on or around October 5, 2022.

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On September 23, 2022, the Operating Partnership declared an aggregate distribution of $215,754 with respect to its OP Units and LTIP Units, representing $0.1375 per unit for holders of record on September 25, 2022. The aggregate distributions are expected to be paid on or around October 10, 2022.

Property Acquisitions

On September 9, 2022, the Operating Partnership acquired real property located in Ft Smith, Arkansas (the “Ft Smith VA Property”), pursuant to a Real Estate Purchase and Sale Agreement for a purchase price of approximately $20,000,000. The Ft Smith VA Property consists of a 41,106 rentable square foot, build-to-suit single-tenant, one-story medical office building, built in 2021. The Ft Smith VA Property is 100% leased by the United States of America and occupied by the Department of Veterans Affairs for use as an outpatient clinic. The lease commenced on December 10, 2021 with a non-cancellable and total lease term of 20 years. This acquisition was funded with borrowings on the Credit Facility.

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Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Description

2.1	Articles of Incorporation of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.2.1

Articles Supplementary of HC Government Realty Trust, Inc. classifying and designating the 7.00% Series A Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

2.2.2

Certificate of Correction to the Articles Supplementary classifying and designating the 7.00% Series A Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.6 to the Company’s Annual Report on Form 1-K filed on April 2, 2021

2.3.1

Articles Supplementary of HC Government Realty Trust, Inc. classifying and designating the 10.00% Series B Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019

2.3.2

Certificate of Correction to the Articles Supplementary classifying and designating the 10.00% Series B Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.7 to the Company’s Annual Report on Form 1-K filed on April 2, 2021

2.3.3

Articles Supplementary of HC Government Realty Trust, Inc. increasing the number of authorized shares of the 10.00% Series B Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 1-K filed on April 28, 2022

2.4

Articles Supplementary of HC Government Realty Trust, Inc. classifying and designating the 7.00% Series C Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020

2.5.1	Amended and Restated Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
2.5.2	Amendment to Amended and Restated Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.7 to the Company’s Annual Report on Form 1-K filed on April 28, 2022
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017
4.2	Form of Series B Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.3	Form of Common Stock Subscription Agreement, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.4	Form of Series C Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020
6.1.1	Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.1.2

First Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.1.3

Second Amendment to the Agreement of Limited Partnership Agreement of HC Government Realty Holdings, L.P., dated March 14, 2019, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.1.4

Third Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., dated August 12, 2020, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020

6.1.5

Fourth Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., dated September 20, 2021, incorporated by reference to Exhibit 6.23 to the Company’s Annual Report on Form 1-K filed on April 28, 2022

6.2	Limited Liability Company Agreement of Holmwood Portfolio Holdings, LLC, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

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6.3.1

Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.4 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.3.2

First Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of June 10, 2016, incorporated by reference to Exhibit 6.25 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.3.3

Second Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of May 26, 2017, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 2, 2017

6.4

Form of Tax Protection Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.5 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.5

Form of Registration Rights Agreement by and between Holmwood Capital, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.6 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.6

Form of Registration Rights Agreement by and between Holmwood Capital Advisors, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.7 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.7

Management Agreement by and among Holmwood Capital Advisors, LLC, HC Government Realty Trust, Inc. and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.8	Form of Independent Director Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.9	Form of Independent Director Indemnification Agreement, incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.10

Form of Officer/Director Indemnification Agreement, incorporated by reference to Exhibit 6.11 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.11.1

2016 HC Government Realty Trust, Inc. Equity Incentive Plan, incorporated by reference to Exhibit 6.12 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.11.2	First Amendment to 2016 HC Government Realty Trust, Inc. Equity Incentive Plan, incorporated by reference to Exhibit 6.15 to the Company’s Annual Report on Form 1-K filed on April 2, 2021
6.11.3	Second Amendment to 2016 HC Government Realty Trust, Inc. Equity Incentive Plan, incorporated by reference to Exhibit 6.15.1 to the Company’s Annual Report on Form 1-K filed on April 28, 2022
6.12

Loan Agreement, dated March 19, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and HCM Agency, LLC, as Collateral Agent, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.13

Holding Company Guaranty Agreement, dated March 19, 2019, by HC Government Realty Trust, Inc. and Holmwood Portfolio Holdings, LLC for the benefit of HCM Agency, LLC, as Collateral Agent and the Lenders, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.14

Security and Pledge Agreement, dated March 19, 2019, by and among HC Government Realty Holdings, L.P., Holmwood Portfolio Holdings, LLC, HC Government Realty Trust, Inc., HCM Agency, LLC, as Collateral Agent and the Lenders, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.15

Second Amendment to Loan Agreement, dated October 22, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and HCM Agency, as Collateral Agent, incorporated by reference to Exhibit 6.21 to the Company’s Annual Report on Form 1-K filed on April 3, 2020

6.16

Credit Agreement, dated December 3, 2021, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as Syndication Agent and Administrative Agent, KeyBanc Capital Markets, Inc., as Sole Bookrunner and Lead Arranger, and the Lenders from time to time party thereto, incorporated by reference to Exhibit 6.20 to the Company’s Annual Report on Form 1-K filed on April 28, 2022

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6.17

Real Estate Purchase Agreement, by and among HC Government Realty Holdings, LP and each party listed as a “Seller” on Exhibit “A” attached thereto, dated June 14, 2022, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 21, 2022

6.18

Membership Interest Purchase and Sale Agreement by and among HC Government Realty Holdings, LP, Catalyst Encore LLC, Catalyst Government Properties LLC, Veterans Appreciation Fund LP and Encore VA Services LLC, dated June 14, 2022, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on June 21, 2022

8.1

Form of Escrow Agreement by and among Branch Banking & Trust Company, HC Government Realty Trust, Inc., and Orchard Securities, LLC, incorporated by reference to Exhibit 8.1 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

8.2

Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Orchard Securities, LLC and SANDLAPPER Securities, LLC, dated as of April 10, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on April 25, 2017

8.3

Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Boustead Securities, LLC and SANDLAPPER Securities, LLC, dated as of December 20, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017.

9.1	Letter from Cherry Bekaert LLP, dated July 8, 2022, incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 1-U filed on July 8, 2022

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC GOVERNMENT REALTY TRUST, INC.

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Date: September 28, 2022		Chairman and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steven A. Hale II	Chairman and Chief Executive Officer	September 28, 2022
Steven A. Hale II	(principal executive officer)

/s/ Jacqlyn Piscetelli	Chief Financial Officer	September 28, 2022
Jacqlyn Piscetelli	(principal financial officer and principal accounting officer)

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